September 24, 2025

Taylor Schreiber
Chief Executive Officer
Shattuck Labs, Inc.
500 W. 5th Street, Suite 1200
Austin, TX 78701

       Re: Shattuck Labs, Inc.
           Registration Statement on Form S-3
           Filed September 18, 2025
           File No. 333-290355
Dear Taylor Schreiber:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Melanie E. Neary